April 5, 2012

Via EDGAR

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Chrysler Group LLC – Form 10-K for the Year Ended December 31, 2011 (File No. 000-54282)

Dear Ms. Cvrkel:

Chrysler Group LLC (“Chrysler Group” or the “Company”) is submitting this letter in response to the comment letter dated March 30, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (“Staff”) concerning Chrysler Group’s Annual Report on Form 10-K for the year ended December 31, 2011 (“Form 10-K”). To facilitate the Staff’s review, we have included the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. In response to certain of the comments, we have provided confirmation that we will supplement our disclosures in future filings in an effort to address the Staff’s comments and views in a constructive manner, and not because we believe our initial filing of the Form 10-K was deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in our Form 10-K.

Notes to the Financial Statements

Note 12. Income Taxes, page 144

1.	We note from the disclosure included in the reconciliation of the Company’s statutory tax rate to its effective tax rate for 2011 included on page 146 that the Company’s effective tax rate for 2011 was impacted by $61 million due to prior year tax return adjustments that were made during 2011. Please tell us in further detail the specific nature and amounts of the adjustments made to prior year’s tax returns during 2011. As part of your response, you should also explain why you believe these adjustments are appropriately accounted for as changes in estimates during 2011 rather than as the correction of an error. Refer to the guidance outlined in ASC 250-10.

Chrysler Group LLC    |    1000 Chrysler Drive    |    Auburn Hills, MI USA    |    48326

Securities and Exchange Commission

April 5, 2012

Response:

Chrysler Group’s provision for income taxes includes foreign taxes applicable to Chrysler Group’s foreign subsidiaries. The $61 million for prior year tax return adjustments recorded by Chrysler Group in 2011 primarily relates to adjustments of $18 million, $15 million, and $25 million to prior years’ tax returns for Chrysler Canada Inc. (“Chrysler Canada”), Chrysler Mexico Holding, S. de R.L. de C.V. (“Chrysler Mexico Holding”) and Chrysler Group (China) Sales Co., Ltd (“Chrysler China”), respectively. The nature of these adjustments is detailed below.

Canada

The $18 million adjustment recorded by Chrysler Canada in 2011 reflects additional income tax expense attributable to an increase in Chrysler Canada’s book and taxable income as a result of proposed 2010 transfer pricing increases due to a verbal understanding reached in December 2011 with U.S. and Canadian tax authorities as part of a bilateral U.S.-Canada advanced pricing agreement (“APA”) between Chrysler Group and Chrysler Canada.

This $18 million adjustment represents a change in estimate for 2010 transfer prices between Chrysler Group and Chrysler Canada that did not become apparent until December 2011 when a verbal understanding was reached between the U.S. and Canadian tax authorities, in response to Chrysler Group and Chrysler Canada’s requests in 2011 for a bilateral U.S.-Canada APA for certain intercompany transactions between Chrysler Group and Chrysler Canada effective for tax years ending December 31, 2011 through 2014 with retroactive application to the 2009 and 2010 tax years. Therefore, we applied the guidance set forth in ASC 740-10-25-6, Expenses – Income Taxes – Overall – Recognition, which provides that an entity shall recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

As of December 31, 2011, Chrysler Group and Chrysler Canada continued to participate in ongoing discussions with the U.S. and Canadian tax authorities and anticipate completing documentation of the final APA in the second quarter of 2012. Although the documentation was not final as of December 31, 2011, Chrysler Group determined that based on the verbal understanding, it was more likely than not that the U.S. and Canadian tax authorities would sustain the adjustment increasing Chrysler Canada’s 2010 book and taxable income, as well as a corresponding increase in income tax expense. Accordingly, we reflected the $18 million adjustment in our 2011 consolidated financial statements as a prior year tax return adjustment.

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April 5, 2012

Mexico

Chrysler Mexico Holding is a wholly-owned Mexican subsidiary of Chrysler Group that files an annual consolidated Mexican income tax return with its wholly-owned subsidiaries including Chrysler de Mexico S.A. de C.V. (“Chrysler de Mexico”) and Operadora G.C. S.A. de C.V. Although Chrysler Mexico Holding files a consolidated tax return, each subsidiary of Chrysler Mexico Holding records its standalone Mexican income tax provision on its separate standalone books. During 2011, Chrysler de Mexico recorded a $15 million increase to income tax expense for the reversal of prior year income tax receivables, which is reflected in our 2011 consolidated financial statements as a prior year tax return adjustment.

During 2010, Chrysler de Mexico recorded a $15 million income tax benefit and related receivable for planned amendments to prior years’ income tax returns for potentially deductible foreign exchange rate losses. Based upon the progression and resolution during 2011 of other tax items Chrysler de Mexico had addressed with the Mexican tax authorities, Chrysler de Mexico revised its assessment of the foreign exchange rate loss deduction and overall status of the pending Mexican tax items and determined that it was no longer prudent to amend its prior years’ tax returns to pursue the foreign exchange rate loss deduction. As a result of the revised assessment, the $15 million receivable was reversed in 2011.

China

Chrysler China is a wholly-owned subsidiary of Chrysler Group that files an annual Chinese income tax return. The $25 million adjustment recorded by Chrysler China in 2011 represents certain 2010 return to provision adjustments.

Chrysler China’s 2010 income tax provision was based on estimates of their book to tax differences as of December 31, 2010. Chrysler China’s 2010 Chinese income tax return was filed in May 2011 with actual book to tax differences which resulted in a $25 million increase to current income tax expense and a $25 million decrease to deferred income tax expense. However, due to a valuation allowance on Chrysler China’s net deferred tax assets, an offsetting adjustment was made to deferred income tax expense, resulting in a total income tax provision increase of $25 million.

In May 2011, it was determined that the 2010 estimates of the book to tax differences contained incorrect computations, which caused an error in the 2010 income tax provision, resulting in an out of period adjustment upon correction of the error in 2011. An analysis of the quantitative and qualitative factors of the adjustment was performed to determine the materiality of the adjustment.

Based on a quantitative and qualitative analysis and an evaluation of the impact of the adjustment on our non-GAAP financial measures, we concluded that the error was not

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April 5, 2012

material to prior period consolidated financial statements, nor was it considered material to the current period; therefore, we corrected the error in the current period and did not include any additional disclosure due to the immateriality of the error. The quantitative analysis includes the evaluation of the impact of the applicable balance sheet and income statement financial statement line items. The qualitative analysis includes all relevant factors to determine if the adjustment was material.

The quantitative analysis included an evaluation of total liabilities, total equity, income tax expense, net income (loss) and Adjusted Net Income (Loss), as these are the applicable financial statement line items and non-GAAP financial measure affected by the return to provision adjustment. Other financial statement line items were not affected by the adjustment. For the quantitative analysis, we have presented financial information as reported on a U.S. GAAP basis, with the exception of Adjusted Net Income (Loss), which is a non-GAAP financial measure and excludes the impact of infrequent charges. Our non-GAAP financial measures are discussed on pages 65 and 66 of our Form 10-K. The 2011 infrequent charge is related to losses on the extinguishment of debt related to the repayment of loans to the U.S. Treasury and Canadian government. For purposes of assessing the quantitative materiality of the income tax adjustment, we concluded that excluding this infrequent charge was appropriate and is consistent with how analysts assess trends in Chrysler Group’s overall financial performance. In addition, analysts of our financial results have not historically focused on income tax expense as a key indicator of our financial performance. Therefore, we do not believe that the impact of the out of period adjustment on income tax expense would mislead a reader of our consolidated financial statements or affect the judgment of a reasonable investor.

The following tables demonstrate the immaterial impact of the return to provision adjustment on the respective consolidated financial statement line items and non-GAAP financial measure:

	FY 2011
	Balance as Reported	Out of Period Adjustment	Adjusted Balance	% Impact
	(in millions)
Total Liabilities	$43,578	$(25)	$43,553	(0.1)%
Total Equity	(6,035)	25	(6,010)	(0.4)%
Income Tax Expense	198	(25)	173	(12.6)%
Net Income (Loss)	183	25	208	13.7%
Adjusted Net Income (Loss)	734	25	759	3.4%

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April 5, 2012

	FY 2010
	Balance as Reported	Out of Period Adjustment	Adjusted Balance	% Impact
	(in millions)
Total Liabilities	$39,938	$25	$39,963	0.1%
Total Equity	(4,489)	(25)	(4,514)	0.6%
Income Tax Expense	139	25	164	18.0%
Net Income (Loss)	(652)	(25)	(677)	3.8%
Adjusted Net Income (Loss)	(652)	(25)	(677)	3.8%

The qualitative analysis includes an evaluation of factors set forth in ASC 250-10-S99, Accounting Changes and Error Corrections – Overall – SEC Materials. Included below are those factors which we believe are most relevant to the analysis of this item, as well as our respective conclusion for each factor.

•	The misstatement does not mask a change in earnings or other trends.

o	The out of period adjustment does not mask a change in earnings or other trends. The impact does not materially affect assets, liabilities, equity, revenue or expenses.

•	The misstatement does not hide a failure to meet analysts’ consensus expectations for the enterprise.

o	The out of period adjustment does not hide a failure to meet analysts’ consensus expectations for the enterprise as our revenues, Modified Operating Profit (Loss) and Modified EBITDA are not impacted by this adjustment (see below).

•	The misstatement does not change a loss to income or vice versa.

o	The out of period adjustment does not change the 2011 net income to a loss or the 2010 net loss to income. We believe that this would not have changed the users’ analysis of the financial statements.

•	The misstatement does not affect the registrant’s compliance with loan covenants or other contractual requirements.

o	No loan covenants or other contractual requirements are impacted by this out of period adjustment.

Securities and Exchange Commission

April 5, 2012

•	The misstatement does not have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

o	The out of period adjustment does not have an impact on management’s compensation. During 2010 and 2011, certain key employees’ incentive-based compensation was made in the form of restricted stock and deferred shares, in accordance with the Company’s compensation philosophy of achieving long-term growth and appreciation in value, as described in our Form 10-K. Other members of management are eligible to receive annual cash bonuses, which are calculated based on the individual’s performance, as well as the Company’s achievement of performance targets that are based on Modified Operating Profit and Free Cash Flow, neither of which were impacted by this adjustment (see below).

In addition to the quantitative and qualitative analysis, Chrysler Group also evaluated its other non-GAAP financial measures of Modified Operating Profit (Loss), Modified EBITDA and Free Cash Flow to determine materiality, as these are financial measures that we and analysts use to assess the performance of our business and core operations. The following tables demonstrate that there was no impact of the return to provision adjustment on these non-GAAP financial measures:

	FY 2011
	Balance as Reported	Out of Period Adjustment	Adjusted Balance	% Impact
	(in millions)
Modified Operating Profit	$1,975	$—	$1,975	—
Modified EBITDA	4,754	—	4,754	—
Free Cash Flow	1,947	—	1,947	—

	FY 2010
	Balance as Reported	Out of Period Adjustment	Adjusted Balance	% Impact
	(in millions)
Modified Operating Profit	$763	$—	$763	—
Modified EBITDA	3,461	—	3,461	—
Free Cash Flow	1,355	—	1,355	—

Taking into consideration the quantitative and qualitative factors discussed above, we believe the income tax adjustment is not material to the 2010 and 2011 consolidated

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April 5, 2012

financial statements and would not affect the judgment of a reasonable investor. We reported the impact of this item in the 2011 consolidated financial statements. The Company’s independent registered public accounting firm was consulted throughout our analysis of the income tax adjustment. The Company’s audit committee was also advised of the issue. Both parties concurred with management’s final conclusions.

Note 16. Share-Based Compensation, page 162

2.	We note the disclosure on page 162 indicating that in September 2011, and in accordance with the terms of your share-based compensation plans, the number of Chrysler Group Units authorized and granted was adjusted to preserve the economic value of the awards previously granted in order to offset the dilutive effect of the changes in Fiat’s ownership interest. With regards to these changes in your stock-based compensation awards, please tell us and revise the notes to your financial statements in future filings to explain in further detail the nature of the changes that were made to your stock-based compensation awards as a result of Fiat’s changes in its ownership interest. As part of your response and your revised disclosure, please also explain how you accounted for this change to the terms of your outstanding stock based compensation awards, including whether any additional compensation expense was required to be recognized as a result of this change in the terms of your stock-based compensation awards.

Response:

We note the Staff’s comment and respectfully advise the Staff that the documents governing our share-based compensation plans contain anti-dilution provisions which provide for an adjustment to the number of Chrysler Group Units granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the holders of the awards should an event occur that impacts our capital structure.

Pursuant to our plan documents, the fair value of each unit issued under the plans is based on the fair value of our membership interests. Each unit represents a Chrysler Group Unit, which is defined as 1/600th of a Class A Membership Interest, on a fully-diluted basis, assuming the conversion of the outstanding Class B Membership Interests.

The method by which the Class B Membership Interests are to be converted into Class A Membership Interests requires that the Class B Membership Interests shall represent a portion of the total Class A Membership Interests equal to the aggregate Class B interest immediately prior to such conversion. Previously, in determining the number of Chrysler Group Units, we converted the Class B Membership Interests into Class A Membership Interests assuming they represented a 20 percent aggregate ownership interest in the Company. The conversion calculation is depicted in the table below:

Securities and Exchange Commission

April 5, 2012

Membership Interests	Authorized, issued and outstanding (prior to conversion)	Percentage Ownership Interest (prior to conversion)	Authorized, issued and outstanding (post conversion)
Class A	800,000	80%	1,000,000	(1)
Class B	200,000	20%	—

Total Class A Membership Interests 1,000,000

Total Chrysler Group Units (Class A * 600) 600,000,000

(1)	800,000 / 80% = 1,000,000

During 2011, we achieved two of the Class B Events and Fiat exercised its incremental equity call option. These events and the resulting impact on our capital structure are more fully described in Note 18, Other Transactions with Related Parties, of our Form 10-K. In each case, Fiat’s ownership interest in the Company increased through the dilution of the outstanding Class A Membership Interests and consequently, the value of a Chrysler Group Unit.

In September 2011, we updated the calculation used to determine the total number of Chrysler Group Units to reflect the capital structure changes noted above. In addition, we determined that it would be appropriate to convert the Class B Membership Interests into Class A Membership Interests assuming they represented a 35 percent aggregate ownership interest in the Company, which took into consideration our achievement of the third and final Class B Event, which occurred in January 2012 and is more fully described in Note 24, Subsequent Events – Fiat Ownership Interest, of our Form 10-K. The effect of these changes on the calculation of the total number of Chrysler Group Units is depicted in the table below:

Membership Interests	Authorized, issued and outstanding (prior to conversion)	Percentage Ownership Interest (prior to conversion)	Authorized, issued and outstanding (post conversion)
Class A	1,061,225	65%	1,632,654	(1)
Class B	200,000	35%	—

Total Class A Membership Interests 1,632,654

Total Chrysler Group Units (Class A * 600) 979,592,400

(1)	1,061,225 / 65% = 1,632,654

The fair value of a single Chrysler Group Unit is determined by dividing the fair value of equity by the total Chrysler Group Units as calculated above. As a result of the changes

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April 5, 2012

in our capital structure, the total number of Chrysler Group Units increased from 600 million to approximately 980 million which dilutes the per-unit value. Therefore, in September 2011, and in accordance with the terms of our share-based compensation plans, the number of Chrysler Group Units represented by each grant was adjusted to preserve the economic value of the awards previously granted in order to offset the dilutive effects of the changes in our capital structure as described above. No other changes to any of the other terms of the awards issued under our share-based compensation plans were made. Further, as the value of the awards immediately prior to and after the adjustment was unchanged, no additional compensation expense was recognized as a result of the modification.

We will supplement our share-based compensation disclosures in future filings to include the details discussed above related to the adjustments made during September 2011 to the awards issued under our plans.

Item 9A. Controls and Procedures, page 250

3.	We note your disclosure of your evaluation and conclusion on the effectiveness of Disclosure Controls and Procedures under Item 9A of your Form 10-K. Please note that although you are not currently required to comply with Item 308(a) and (b) of Regulation S-K, you are required to comply with Item 308(c) of Regulation S-K. This Item requires disclosure of any change in your internal control over financial reporting that occurred during the last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Additionally, please note that if you are not required to comply with Item 308(a) and (b) of Regulation S-K, the instructions to this Item indicate that you should include a statement in the first annual report that you file in substantially the following form: “This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.” Please revise accordingly.

Response:

We note the Staff’s comment and respectfully advise the Staff that there were no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2011 that materially affected or were reasonably likely to materially affect the Company’s internal control over financial reporting. We will in future filings, commencing with our next Quarterly Report on Form 10-Q, disclose whether or not there were any changes in the Company’s internal control over financial reporting during the applicable period that materially affected or were reasonably likely to materially affect the Company’s internal control over financial reporting, and in periods such as the past

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April 5, 2012

quarter where there were no such changes, we will include an affirmative statement to such effect.

We also note the Staff’s comment regarding the required affirmative statement regarding the applicability of the transition period to the requirement to include a report of management’s assessment regarding internal control over financial reporting and an attestation report of the Company’s registered public accounting firm. We recognize that we did not satisfy the requirement in Item 9A. Controls and Procedures, for the Company to include a specific statement regarding the applicability of the transition period allowing for omission of management’s assessment regarding internal control over financial reporting and an attestation report of the Company’s registered public accounting firm. We will include such statements in Item 9A. Controls and Procedures, in future filings, to the extent applicable. However, we do not believe readers of our financial statements were misled because the report of the Company’s registered public accounting firm in Item 8. Financial Statements and Supplementary Data, of our Form 10-K does state that the Company was not required to have, nor was the firm engaged to perform, an audit of the Company’s internal control over financial reporting.

*    *    *

Securities and Exchange Commission

April 5, 2012

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to Chrysler Group’s Form 10-K may be communicated to the undersigned at (248) 512-4627 or by email (richard.palmer@chrysler.com). Please send copies of any correspondence relating to this filing to Richard Palmer by email and facsimile (248-512-4649) with the original by mail to Chrysler Group LLC, Attn: Richard K. Palmer, CIMS: 485-11-96, 1000 Chrysler Drive, Auburn Hills, MI 48326.

Very truly yours,
/s/ Richard K. Palmer
Richard K. Palmer
Senior Vice President and
Chief Financial Officer

cc:	Claire Erlanger
(Securities and Exchange Commission)

Holly E. Leese, Esq.

Marjorie Harris Loeb, Esq.

Alessandro Gili

(Chrysler Group LLC)